 Exhibit 99.1

a Specialty Program Manager is now in Production
with StoneRiver’s CompSuite® Policy System, Following
a Six-Week Implementation

Holon, Israel and Denver, CO – July 6, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that its fully owned subsidiary StoneRiver, Inc.’s specialty program manager client in the southeastern U.S. has gone live on CompSuite® Policy, StoneRiver’s policy administration system designed specifically for workers’ compensation.

The company selected CompSuite to support its rating and policy issuance for their Professional Employer Organization (PEO) program that specializes in workers’ compensation.

Implementation took just six weeks from kick off to production, when the specialty program manager began processing policies in 47 states in the StoneRiver hosted environment.

With CompSuite Policy now in production, the organization is able to:

•	Issue policies automatically generating policy page and endorsements for 47 states
•	Support compliance reporting to 11 Bureaus
•	Seamlessly import polices and associated payroll into CompSuite Policy
•	Improve operational efficiencies and reduce overall costs with CompSuite’s turnkey hosted solution designed specifically for workers’ compensation

“We congratulate our new client on the successful implementation and welcome them to the StoneRiver customer family,” said Jackie Janowiak, senior vice president Client Services, StoneRiver. “We look forward to continuing to work with their team to help them maximize the value of their investment in StoneRiver and deliver on their business and customer objectives.”

CompSuite Policy is a component of StoneRiver’s enterprise CompSuite solution, which also includes claims and managed care/bill review.

About StoneRiver, Inc.

StoneRiver delivers the industry’s widest range of value-oriented technology solutions and services to insurance carriers, agents and broker-dealers. This versatile product group encompasses front-office, policy, claims, rating, underwriting, billing and reinsurance automation for all major business lines. Hundreds of companies of all sizes rely on StoneRiver software and processing solutions to achieve a competitive edge. Customer satisfaction and client success are the continuing goal, and are in large part achieved by maintaining and valuing strong, long-term customer relationships.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com